November 2, 2006

James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alfa Corporation File No. 000-11773 Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Rosenberg:

We are in receipt of your original letter dated June 27, 2006 and the follow-up comments received September 19, 2006 to our initial response dated July 25, 2006. As previously expressed, we seek to continually improve the financial disclosures that we make as a part of our public filings and look forward to making the enhancements outlined in your communications.

We will respond to each follow-up comment to our original responses for the year ended December 31, 2005 as outlined below as well as additional comments received. Our responses are in the sequence of the comments received, and each comment is reprinted prior to our response in order to aid your review.

Alfa Corporation (the Company) intends to prospectively include disclosures outlined in the original letter as well as follow-up comments in all Form 10-Q and Form 10-K filings beginning with the Form 10-Q filing as of September 30, 2006.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

General Comments:

1.	Your references to Alfa Group are sometimes confusing since it does not represent Alfa Corporation, the public entity. Please revise any proposed disclosure as indicated below or any existing disclosure in the Form 10-K regarding the Alfa Group to clearly indicate how the information provided relates to Alfa Corporation.
a.	The Results of Operations 2004 compared to 2003 on page 26 of Form 10-K discusses the catastrophe losses for the Alfa Group but that discussion does not clarify how the catastrophe losses relate to those recorded in your financial statements.

Response:

In future filings, including Form 10-Q as of September 30, 2006, the Company intends to revise its existing disclosures that make reference to the Alfa Group. Revised disclosures would not include language or values on an Alfa Group basis but rather discussions would focus on the registrant’s activities and financial impacts.

The following are examples of such revised disclosures:

Page 26 of Form 10-K:

The Company had $9.2 million in gross catastrophe losses during 2004 due to impact of hurricanes and other severe weather occurring in the second and third quarters compared to $7.9 million in similar losses occurring in 2003. The effect of claims from these events impacted underwriting results by $0.07 per share in 2004 and $0.06 per share in 2003 after taxes. The Company’s allocated share of catastrophe losses is described in Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements under the heading Catastrophe Protection Program.

Page 25 of Form 10-K:

The loss ratio for the year related to the AVIC business was 61.4% and Virginia Mutual was 49.6%, which represents 4.2% of the overall loss ratio of 60.1%. Also included in the loss ratio are 2.1% or $11.6 million of catastrophe losses for 2005 compared to $9.2 million in similar losses occurring in 2004. The effect of claims from these events impacted the Company’s underwriting results by $0.09 per share in 2005 and $0.07 per share in 2004 after taxes. The Company’s allocated share of catastrophe losses is described in Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements under the heading Catastrophe Protection Program.

2.	To the extent that your cautionary language included in your proposed disclosures to comments 1 and 5 still apply after revising your disclosure and response to the comments below, please provide additional quantitative and qualitative disclosures to clarify the significance of the cautionary language.

Response:

Due to disclosure revisions, cautionary language proposed in comments 1 and 5 will be deleted from such proposed disclosures.

Other Comments:

3.	Critical Accounting Policies and Estimates
a.	P&C Loss Reserves – page 19 of Form 10-K – to better assist an investor in understanding the potential variability in your loss reserve estimates, please provide a sensitivity analysis around your share of the pooled losses and disclose the potential impact of this variability on your financial results. Please delete the range for the Alfa Group or alternatively clearly explain that the range is not the range used for the registrant and clarify how you arrived at the point estimate for the registrant from the Alfa Group range.

Response:

The following is a revised excerpt from the original response to comment number 1:

The Company’s established reserves for its share of pooled losses and loss adjustment expenses reserves at September 30, 2006 are $175.8 million. At interim periods, point estimates are not established but rather the Company’s internal actuarial staff reviews the direct emergence for each line of business compared to the expected emergence implied by the most recent annual review as a basis for adjusting carried reserves.

Reserve ranges provide a quantification of the variability in the reserve projections, which is often referred to as the standard deviation or error term, while the point estimates establish a mean, or expected value for the ultimate reserve. Management’s best estimate of loss and loss adjustment expense reserves considers the actuarial point estimate and expected variation to establish an appropriate position within the range. Management establishes reserves slightly above mid-point to include an estimated provision for uncertainty and to minimize the necessity for changing historical estimates. Although management uses many internal and external resources, as well as multiple established methodologies to calculate reserves, there is no method for determining the exact ultimate liability.

Based on a review of historical ultimate development patterns, Management has estimated that one standard deviation from mid-point for ultimate development has a 2.2% favorable development opportunity and a 0.2% unfavorable development opportunity. The potential impact of loss reserve variability on net income is quantifiable using a standard deviation and carried reserve amounts listed above. To the extent that ultimate development is favorable compared to expectation, the potential reserve decrease is $3.9 million on a pre-tax basis. Likewise, if ultimate development is unfavorable compared to expectation, the reserve increase is $352 thousand on a pre-tax basis.

4.	Results of Operations – page 22
a.	Follow up to comment response number 5
i.	Please refer to the response to comment 5, please revise the proposed disclosure to reconcile the disclosure relating to Alfa Group growth in policies in force and written premium to the registrants policies in force and written premium. Narrative disclosure is okay.

Response:

The following is a revised excerpt from the original response to comment number 5:

Revenues

Total premiums and policy charges increased $76.3 million, or 14%, in 2005 and $36.1 million, or 7%, in 2004.

Property Casualty Insurance: Property casualty insurance earned and written premiums for 2005 increased $70.9 million and $90.2 million, respectively. The following table shows the Company’s growth in earned and written premium comparing 2005 and 2004:

	Earned Premium Growth	Written Premium Growth
Property Casualty Insurance
Personal Lines
Automobile	9.0%	13.1%
Homeowner[1]	12.7%	9.5%
Farmowner	5.7%	5.5%
Other	4.6%	2.4%

Total Personal Lines	9.7%	11.3%

Commercial Lines	4.5%	3.0%
Reinsurance Ceded	-34.9%	-20.2%
Reinsurance Assumed	12979.2%	16093.6%

Total Property Casualty	14.6%	18.1%

[1] Homeowner includes Homeowner and Manufactured Home

The growth in the Automobile line is attributable to the addition of AVIC to the pool. AVIC writes nonstandard auto business and contributed $20.0 million of the earned premium increase and $33.1 million of the written premium increase. AIC and AGI, which has a broader line of insurance products, contributed $26.7 million of the personal and commercial lines increase in earned premiums and $22.3 million of the personal and commercial lines increase in written premiums. AIC and AGI’s internal growth for the Automobile line was $7.2 million for earned premium and $6.8 million for written premium as there were no major rate changes impacting growth in 2005. The Homeowner line earned premium growth of $16.6 million and written premium growth of $13.3 million was impacted by three rate increases across both preferred and standard lines. The Farmowner line earned and written premium growth of $1.4 million and $1.4 million, respectively, was impacted by a rate increase as well as one of the lines within Commercial. Other personal lines earned premium growth was $707 thousand and commercial lines earned premium growth was $727 thousand.

Reinsurance ceded earned premium declined by 34.9% or $1.6 million due to catastrophe reinsurance reinstatement premiums paid in 2004 related to Hurricane Ivan catastrophic activity that were not paid in 2005. The $22.6 million increase in assumed reinsurance earned premium and the $33.8 million increase in assumed reinsurance written premium is due to Virginia Mutual’s quota share reinsurance treaty being added to the pool in 2005 and the addition of assumed premium from the state of Texas through AVIC.

The property casualty subsidiaries of the Company are participants in the Pooling Agreement with the Mutual Group. Under the Pooling Agreement, the Company’s property casualty subsidiaries along with other members of the Mutual Group cede their direct property casualty business which includes premiums, losses and underwriting expenses to Mutual. Mutual retrocedes to each participant a specified portion of premiums, losses and underwriting expenses based on each participant’s pooling percentage. The Company’s share of the pool was 65% during both 2005 and 2004, therefore pooling did not impact premium growth. Because premiums are allocated according to the Pooling Agreement, policy count data is not applicable to the Company. Refer to Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements for additional detail of the Pooling Agreement.

5.	Liquidity and Capital Resources – Contractual Obligations Table
a.	Reserves do not tie to the Balance Sheet.
i.	P&C Loss Reserves – quantify Salvage and Subrogation amount within footnote to enable investor to reconcile to Balance Sheet or include Salvage and Subrogation amounts in the table
ii.	Life Reserves – need to explain in footnote the differences between the Balance Sheet amount and table amount.

Response:

The following are revised footnotes to the contractual obligation table included in the response to comment number 6:

(1) Long-term debt is assumed to be settled at its contractual maturity. Interest on long-term debt is calculated using interest rates in effect at December 31, 2005 for variable rate debt and is shown in the table thru the maturity of the underlying debt. Interest on long-term debt is accrued and settled monthly, thus the timing and amount of such payments may vary from the calculated value. For additional information refer to Note 8, Commercial Paper and Notes Payable, in the Notes to Consolidated Financial Statements of Form 10-K for the fiscal year ended December 31, 2005.

(2) The anticipated payout of property casualty loss and loss adjustment expense reserves are based upon historical payout patterns. Both the timing and amount of these payments may vary from the payment indicated. At December 31, 2005, total property casualty reserves in the above table of $169,486,173 are gross of salvage and subrogation recoverables of $9,846,287.

(3) Future life insurance obligations consist primarily of estimated future contingent benefit payments on policies inforce at December 31, 2005. These estimated payments are computed using assumptions for future mortality, morbidity and persistency. In contrast to this table, the majority of Life’s obligations are recorded on the balance sheet at the current account values and do not incorporate an expectation of future market growth, interest crediting or future deposits. Therefore, the estimated future life insurance obligations presented in this table significantly exceed the liabilities recorded in the Company’s consolidated balance sheet. Due to the significance of the assumptions used, the actual amount and timing of such payments may differ significantly from the estimated amounts. Management believes that currents assets, future premiums and investment income will be sufficient to fund all future life insurance obligations.

Questions regarding the above responses or any further comments can be directed to the undersigned at (334) 613-4500 or to Ralph Forsythe, Vice President, Finance and Assistant CFO, Chief Accounting Officer, at (334) 613-4306.

Thank you for your attention to this filing and response.

Very truly yours,

/s/ Stephen G. Rutledge

Stephen G. Rutledge

Senior Vice President, CFO and Chief

Investment Officer